

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 13, 2017

Via E-mail
Paul R. Gudonis
Chief Executive Officer
Myomo, Inc.
One Broadway, 14th Floor
Cambridge, Massachusetts 02142

> **Re:** **Myomo, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 18, 2017**
> **CIK No. 0001369290**

Dear Mr. Gudonis:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Cover Page

1.   Clarify whether investors have a choice of purchasing a warrant or a share of common stock. If you are offering a unit, please revise throughout your registration statement to clarify, and revise your fee table as appropriate. In addition, please ensure that the legality opinion you file includes an opinion with respect to the units. For guidance, consider Question 240.05 of our Securities Act Rules Compliance and Disclosure Interpretations. Also, clarify your disclosure that the underwriter's over-allotment option could include shares "and/or" warrants. Indicate on the cover page the exercise price of the warrants being offered.

Risks Associated with Our Business, page 2

2.   Please expand your bullet point list to disclose your net losses for and accumulated deficit as of the latest available period.

Implications of Being an "Emerging Growth Company," page 2

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Six Months Ended June 30, 2017 Compared to the Six Months Ended June 30, 2016, page 35

4.   We note your unaudited financial statements beginning on page F-32 include the results for the three months ended June 30, 2017 and 2016. Please tell us why you have not included a discussion of these interim results within Management's Discussion and Analysis.

Revenues, page 35

5.   Disclose why your product revenue decreased during the six months ended June 30, 2017.

Gross Margin, page 36

6.   Clarify why you recorded $37,000 in revenue in the first quarter of 2017 relating to your distribution agreement "without any associated cost of revenue."

Adjusted EBITDA, page 37

7.   The calculation on page 38 of Adjusted EBITDA for the six months ended June 30, 2017 is not mathematically accurate. Please revise to include the appropriate reconciling items.

Comparison of the Years Ended December 31, 2016 and 2015, page 38

Revenues, page 38

8.   Quantify the increase in revenues attributable to your new product introduced in 2015. Also, quantify the amount of revenue related to minimum purchase requirements in your distribution agreement during 2015.

Availability of Additional Funds, page 40

9.   Indicate at the end of the first sentence of the second paragraph the period through which you expect to fund your operations with the indicated sources of liquidity.

Certain Relationships and Related Party Transactions, page 73

10.   Reconcile your introductory language with your disclosure in the last paragraph on page 75 and clarify the types of transactions that are covered by your audit committee's policies and procedures for review and approval of such transactions.

Warrants to be Issued in this Offering, page 79

11.   Please describe all material terms of the warrants. Refer to Item 202(c) of Regulation S-K. In this regard, we note your introductory language to this section.

Note 9. 2015 Convertible Promissory Notes, page F-39

12.   Please explain to us how you calculated the debt discount expense of $1,030,000 for the 2015 Convertible Promissory Notes. Clarify if other features of the debt, including discounts or beneficial conversion features, were included in the valuation or if this amount only represents the issuance of warrants to purchase 29,425 common shares at $5.25. Provide a similar explanation for the $4.1 million charge recorded for the 2016 Convertible Promissory Notes discussed in Note 8.

You may contact Gary Newberry at (202) 551-3761 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

/s/ Kevin J. Kuhar for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Mitchell S. Bloom, Esq.
        Goodwin Procter LLP